SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Aethlon Medical, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

00808Y109

(CUSIP Number)

August 29, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑ Rule 13d-1(b)

☒ Rule 13d-1(c)

❑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00808Y109	Page 2 of 6 Pages

1.	Names of reporting persons Chetan Shah, M.D.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 11,000,001
	6.	Shared voting power 0
	7.	Sole dispositive power 11,000,001
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 11,000,001
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in row (9) 6.4%
12.	Type of reporting person (see instructions) IN

CUSIP No. 00808Y109	Page 3 of 6 Pages

Item 1.

(a)	Name of issuer: Aethlon Medical, Inc.

(b)	Address of issuer’s principal executive offices: 8910 University Center Lane, Suite 660, San Diego, CA 92122

Item 2.

(a)	Name of person filing: Chetan Shah, M.D. (the “Reporting Person”)

(b)	Address of principal business office or, if none, residence: 9 Grace Hill Court, Titusville, NJ 08560

(c)	Citizenship: United States

(d)	Title of class of securities: Common Stock, par value $.001

(e)	CUSIP No.: 00808Y109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	❑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	❑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	❑	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	❑	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	❑	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	❑	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	❑	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	❑	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	❑	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	❑	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	❑	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

CUSIP No. 00808Y109	Page 4 of 6 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The Reporting Person beneficially owns 11,000,001 shares of Common Stock.

(b)	Percent of class: The Reporting Person’s beneficial ownership of 6.4% is based on 168,083,769 outstanding shares of Common Stock of the Issuer, as disclosed on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 12, 2013.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 11,000,001

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,000,001

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ❑

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of the Group

Not applicable.

CUSIP No. 00808Y109	Page 5 of 6 Pages

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 00808Y109	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2013

By:	/s/ Chetan Shah, M.D.
Chetan Shah, M.D.